SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)

Arbinet-thExchange, Inc.
(Name of Issuer)
————————————————
Common Stock, $0.001 par value
(Title of Class of Securities)

03875P100
————————————————
(CUSIP NUMBER)

Alex Mashinsky
Governing Dynamics Investments, LLC
510 Berkeley Square
Memphis, Tennessee 38120
(646) 662-2909

With a copy to
Joseph Cannella, Esq.
Eaton & Van Winkle LLP
3 Park Avenue
New York, New York 10016
(212) 779-9910
————————————————
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 7, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

(Page 1 of 3)
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* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 27, 2006 (as it was amended on December 18, 2006 and on February 9, 2007, the “Existing Schedule”).

This Amendment relates to shares of the common stock, par value $0.001 per share (the “Shares”), of Arbinet-thExchange, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 120 Albany Street, Tower II, Suite 450, New Brunswick, New Jersey 08901.

Item 2. Identity and Background.

Item 2 is amended and supplemented by adding thereto the following:

This Amendment is filed by (i) Alex Mashinsky, an individual (“Mr. Mashinsky”) and (ii) Governing Dynamics Investments, LLC, a Delaware limited liability company of which Mr. Mashinsky is the sole member and manager (“Governing Dynamics” and, together with Mr. Mashinsky, the “Mashinsky Reporting Persons”).

Thai Lee, an individual (“Ms. Lee”), and the Thai Lee 2003 GRAT Agreement A, a grantor retained annuity trust formed on January 29, 2003 of which Ms. Lee is the trustee with sole authority to make investment decisions (the “Trust” and, together with Ms. Lee, the “Lee Reporting Persons”) were included as Reporting Persons in the Existing Schedule. The Lee Reporting Persons were included as members of the filing group solely by reason of their sharing arrangement with Mr. Mashinsky, and the pledge of Shares by Mr. Mashinsky and Governing Dynamics to the Lee Reporting Persons, as further described in Item 3 of the Existing Schedule.

As a result of Ms. Lee and the Trust declaring a default by Mr. Mashinsky by reason of his failure to pay accrued and unpaid interest due under the promissory notes described in Item 3 of the Existing Schedule (the “Promissory Notes”), Ms. Lee and the Trust believe they may be deemed to have the right to acquire, within 60 days of the date of such declaration of default, beneficial ownership of the shares pledged to them by Mr. Mashinsky.

Ms. Lee and the Trust have filed a Schedule 13D for the purpose of (x) disclosing beneficial ownership in the pledged securities as a result of Mr. Mashinsky’s default, and (y) terminating the joint filings made in the Existing Schedule and setting forth that Ms. Lee and the Trust no longer deem themselves members of a group with the Mashinsky Reporting Persons under the Existing Schedule.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 of this Amendment is hereby incorporated in this Item 3.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented by the addition of the following:

As more fully described in Item 4 of the Existing Schedule, Mr. Mashinsky participated with a third party in the submission of the Indication of Interest. The Indication of Interest was subsequently withdrawn by decision of the third party who controlled the process. The Mashinsky Reporting Persons intend to continue the activities described in Item 4 of the Existing Schedule in furtherance of enhancing shareholder value, including the potential acquisition of the Company, as more particularly described in such Item 4.

Following the withdrawal of the indication of interest, Mr. Mashinsky ceased to recuse himself from participating as a member of the Board of Directors.

Item 5. Interest in Securities of the Company.

The information set forth in Item 6 of this Amendment is hereby incorporated in this Item 5.

Item 6. Source and Amount of Funds.

Item 6 is amended and supplemented by adding the following:

On June 7, 2007, the Lee Reporting Persons delivered a Notice of Default, attached as Exhibit N, to Mr. Mashinsky due to his failure to pay accrued and unpaid interest due under the Promissory Notes on each of January 31, 2007, February 28, 2007, March 31, 2007, April 30, 2007 and May 31, 2007 and due to his failure to pay principal when due under certain of the Promissory Notes. The Lee Reporting Persons have declared that the aggregate principal amount of the Promissory Notes in the amount of $10,072,008.39, together with accrued and unpaid interest and all costs and expenses, including without limitation, attorneys’ fees incurred by the Lee Reporting Persons in connection with the collection or enforcement of the Promissory Notes is now due and owing. In addition, the Lee Reporting Persons have reserved (x) the right to take such further legal actions as they deem appropriate, (y) the right to foreclose on the Pledged Securities (as defined in the Pledge Agreements filed as Exhibits to the Existing Schedule), whether by public or private foreclosure sale, and (z) their rights in the profit participation provided for under certain of the Promissory Notes. The letter issued to Mr. Mashinsky on June 7, 2007 indicated that such letter constitutes the five-day notice of foreclosure required to be provided under Section 6.4 of each of the Pledge Agreements.

As a result of the declaration of default under the Promissory Notes, the Lee Reporting Persons are entitled to any dividend payments made by the Company with respect to the Shares which are pledged to the Lee Reporting Persons.  In addition, the Lee Reporting Persons have the right and authority to exercise voting rights with respect to such Shares.  The Lee Reporting Persons have indicated that they will not exercise voting rights with respect to the Shares and that the right to vote such Shares will remain with the Mashinsky Reporting Persons.

Item 7.Material to be filed as Exhibits

Exhibit No.	Exhibit

N	Letter from Orrick, Herrington & Sutcliffe LLP on behalf of Thai Lee and the Thai Lee 2003 GRAT to Alex Mashinsky dated June 7, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2007	GOVERNING DYNAMICS INVESTMENTS, LLC

	By:	/s/ Alex Mashinsky
Alex Mashinsky,
Sole member and manager

/s/ Alex Mashinsky
Alex Mashinsky (individually)

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NEW YORK 10103-0001
tel +1-212-506-5000
fax +1-212-506-5151
WWW.ORRICK.COM

June 7, 2007

VIA CERTIFIED MAIL,
RETURN RECEIPT REQUESTED

Mr. Alex Mashinsky
510 Berkeley Square
Memphis, TN 38120

Dear Mr. Mashinsky:

Reference is made to our prior letter to you dated April 17, 2007 ("**Prior Letter**"). Capitalized terms used herein are used as used in the Prior Letter unless the context otherwise requires.

Pursuant to the terms of each of the Promissory Notes, accrued and unpaid interest was due on each of January 31, 2007, February 28, 2007, March 31, 2007, April 30, 2007 and May 31, 2007. However, we have been advised by our clients that, to date, no such payment has been made, and such non-payment constitutes an Event of Default under each of the Promissory Notes and a Default under each of the Pledge Agreements. Moreover, the Promissory Notes referred to in Items (a), (b), (d) and (e) of the Prior Letter are all past due.

Due to the foregoing breaches, the principal amount of the Promissory Notes, together with accrued and unpaid interest and all costs and expenses, including without limitation attorneys' fees, incurred by the Lee Parties in connection with the collection and enforcement of the Promissory Notes is hereby declared to be immediately due and payable. Without waiving any of our clients' rights under the Promissory Notes or Pledge Agreements, demand is hereby made that you immediately pay the outstanding principal amount and all accrued and unpaid interest due pursuant to the Promissory Notes to the Lee Parties.

In addition, our clients reserve (x) the right to take such further legal actions as they deem appropriate, (y) the right to foreclose by public or private foreclosure sale as the Lee Parties may deem appropriate on the Pledged Securities (as defined in the Pledge Agreements, and (z) their rights in the

ORRICK

Mr. Alex Mashinsky
Page 2
June 7, 2007

profit participation provided for under certain of the Promissory Notes. **This letter shall also serve as the five-day notice required under Section 6.4 of each of the Pledge Agreements. Nothing herein contained shall be deemed an acceptance by the Lee Parties of the Pledged Securities in satisfaction of the debt owed under the Promissory Notes**.

I trust that you will give this matter your immediate attention.

Very truly yours,

George H. Wang

Cc: Eaton & Van Winkle LLP
3 Park Avenue
New York, NY 10016
Attention: Joseph L. Cannella (By: Certified Mail, Return Receipt Requested)

Ms. Thai Lee
Michael C. Hefter, Esq.

OHS East:160238729.2
6/7/07 4:23 PM